Exhibit 99.1

Westport Fuel Systems Reports First Quarter 2024 Financial Results

VANCOUVER, BC, May 8, 2024 /CNW/ - Westport Fuel Systems Inc. ("Westport") (TSX: WPRT) (Nasdaq: WPRT) reported financial results for the first quarter ended March 31, 2024, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"In my first 100 days, I have worked to determine what needs to be done, identified areas for improvement and begun implementing our three strategic pillars to: harness the potential of our HPDI joint venture to drive success, enhance operational excellence, and focus on Westport's ability to shape the world's hydrogen-powered future. Our success will be determined over the near-, medium- and long-term, respectively. True change will take time.

Despite revenue temporarily falling short of our expectations in the first quarter, we've initiated cost-saving measures and have demonstrated a marked improvement in our cash from operations. Recognizing the significant tasks that lie ahead, we remain steadfastly dedicated to our priorities for 2024.

Through strategic headcount reductions across the organization, we are aggressively streamlining our workforce to bolster operational agility. Our cost reduction measures also focus on initiating changes to our production lines to optimize manufacturing cost reductions and increase efficiency. These actions are not only enhancing our overall efficiency but also fostering a culture of accountability and collaboration.

In our pursuit of profitability, cost cutting is not merely a priority—it is an imperative. We recognize that sustainable growth hinges on our ability to tightly manage expenses. Therefore, while we are committed to driving top-line growth and operational efficiencies, our foremost focus remains on reducing costs at every opportunity.

Finally, the EU's recent regulatory updates regarding Zero Emission Vehicles (ZEV) places Westport's technologies for heavy-duty vehicles in a leadership position, enabling our OEM customers to meet these strengthened decarbonization targets.  We believe this opens avenues to incentivize and fund hydrogen transportation solutions, particularly those that are compatible with the ZEV threshold of 3gCO2/ton-km, like our H2 HPDI fuel system solution.

As we navigate these transformative times, Westport's actions reflect a strong commitment to driving operational excellence, leveraging our partnerships, and fostering innovation, all to position the company for sustainable growth in a continuously evolving landscape."

Dan Sceli, Chief Executive Officer

Q1 2024 Highlights

  Revenues decreased 6% to $77.6 million compared to the same period in 2023, primarily driven by decreased sales volumes in our DOEM, fuel storage, light-duty OEM, and heavy-duty OEM businesses. This was partially offset by increased sales volume in electronics products and increased IAM sales to the North American, Western Europe and South American markets.
  Net loss of $13.6 million for the quarter compared to net loss of $10.6 million for the same quarter last year. The increase in net loss was driven by the decrease in gross margin as a result of lower sales volumes impacting the absorption of fixed costs and the impact of inflation on materials costs, higher research and development expenditures and an increase in foreign exchange loss.
  Adjusted EBITDA[1] of negative $6.6 million compared to negative $4.5 million for the same period in 2023.
  Cash and cash equivalents were $43.9 million at the end of the first quarter. Cash provided by operating activities during the quarter was $0.1 million. Investing activities included the purchase of capital assets of $4.9 million. Financing activities were attributed to net debt repayments of $5.8 million in the quarter.

[1] Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport's Management Discussion and Analysis for the reconciliation.

CONSOLIDATED RESULTS
($ in millions, except per share amounts)			Over / (Under) %
	1Q24	1Q23
Revenues	$ 77.6	$ 82.2	(6) %
Gross Margin(2)	$ 11.7	$ 13.3	(12) %
Gross Margin %	15%	16%
Income from Investments Accounted for by the Equity Method(1)	$ —	$ 0.1	(76) %
Net Loss	$ (13.6)	$ (10.6)	(28) %
Net Loss per Share	$ (0.79)	$ (0.62)	(27) %
EBITDA(2)	$ (9.2)	$ (6.3)	(46) %
Adjusted EBITDA(2)	$ (6.6)	$ (4.5)	(47) %

(1)	This includes income from our Minda Westport Technologies Limited joint venture.
(2)	EBIT, EBITDA, Adjusted EBITDA, and Gross Margin are non-GAAP measures. Please refer to NON-GAAP FINANCIAL MEASURES for the reconciliation.

Segment Information

Original Equipment Manufacturer ("OEM")

Revenue for the three months ended March 31, 2024 was $49.3 million compared with $56.3 million for the three months ended March 31, 2023. OEM revenue decreased by $7.0 million in the first quarter of 2024 compared to the prior year period and was primarily driven by decrease in sales in our DOEM, fuel storage, and light-duty OEM businesses. Sales volume from heavy-duty OEM decreased in the first quarter compared to the prior year period, partially offset by higher engineering service revenues and higher sales volumes in the electronics business.

Gross margin decreased by $3.6 million to $4.5 million, or 9% of revenue, compared to $8.1 million, or 14% of revenue for the same period in the prior year. The decrease in gross margin was driven primarily by the decrease in sales volumes in DOEM, fuel storage, and light-duty and heavy-duty OEM businesses.

Despite these challenges, our confidence in the outlook for our OEM segment remains unwavering. The trajectory towards low to zero-emission transportation, including the recently announced strengthened decarbonization targets and ZEV threshold in the European Union, is indisputably our future. Westport's clean mobility solutions are engineered for a diverse set of zero-emission vehicles with hydrogen fuel systems and components for both internal combustion engines (ICE) and fuel cell (FC) applications enabling our customers to meet long-term decarbonization targets. The escalating utilization of biomethane today and the imminent integration of hydrogen tomorrow are catalysts accelerating the energy transition in heavy-duty transport.

Westport and our Chinese OEM partner continue to collaborate and advise on an HPDI powered version of their engine platforms.  The parties are currently discussing this work and the obligations of each party going forward.

Moreover, our light-duty OEM business continues to strengthen its market position. The addition of the Euro 6 and Euro 7 business with our global OEM customer further solidifies our foothold and bolsters our market share in this segment.

Independent Aftermarket

Revenue for the three months ended March 31, 2024, was $28.3 million, compared with $25.9 million for the three months ended March 31, 2023. The increase in revenue compared to the prior year period was primarily driven by increased sales to North America, Western Europe and South America. This was partially offset by lower sales volumes in Africa and Eastern Europe.

Gross margin for the quarter increased by $2.0 million to $7.2 million, or 25% of revenue, compared to $5.2 million, or 20% of revenue for the three months ended March 31, 2023. The increase in gross margin was primarily driven by higher sales volumes and improvement in sales mix to higher profit markets.

The potential to expand our market share in existing markets and venture into emerging markets with our LPG solutions stands as a pivotal catalyst for growth. Favorable LPG pricing dynamics are fueling a promising uptrend in demand for our offerings. Ultimately, the imperative for emissions reduction hinges on widespread adoption, and affordability will be the chief driver of such adoption. Westport continues to address and serve markets that can't afford expensive electric vehicles but are still looking for cleaner solutions. It is in these markets that Westport excels, positioning us to not only succeed but also to capture a larger slice of the market.

SEGMENT RESULTS	Three months ended March 31, 2024
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$ 49.3	$ (8.3)	$ 2.4	$ —
IAM	28.3	2.0	0.6	—
Corporate	—	(6.2)	0.2	—
Total Consolidated	$ 77.6	$ (12.5)	$ 3.2	$ —
SEGMENT RESULTS	Three months ended March 31, 2023
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$ 56.3	$ (6.0)	$ 2.3	$ 0.1
IAM	25.9	—	0.6	—
Corporate	—	(3.4)	0.1	—
Total Consolidated	$ 82.2	$ (9.4)	$ 3.0	$ 0.1

Q1 2024 Conference Call

Westport has scheduled a conference call on May 9, 2024, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-888-390-0546 or 1-416-764-8688. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/.

To access the conference call replay, please dial 1-888-390-0541 (Canada & USA toll-free) or 1-416-764-8677 using the passcode 945554#. The telephone replay will be available until May 23, 2024.

2024 Annual General Meeting

Westport will host its Annual General Meeting of shareholders (the "Meeting") virtually on Thursday, June 13, 2024 at 10:00 a.m. Pacific Time. To streamline the virtual meeting process, Westport encourages shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy which will be emailed or mailed with the Meeting materials in the middle of May. Further instructions on voting and accessing the meeting will be contained in the Management Information Circular under "Section 1: Voting" – upon receipt, please review these materials carefully.

Registered Shareholders and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MSM4VF4 to participate, vote, or submit questions during the meeting's live webcast.

Financial Statements and Management's Discussion and Analysis

To view Westport financials for the first quarter ended March 31st, 2024, please visit https://investors.wfsinc.com/financials/

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our expectations for 2024 and beyond, including the demand for our products, and the future success of our business and technology strategies. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas and hydrogen, new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles,fuel emission standards, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of the Russia-Ukraine conflict, supply chain disruptions as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102.

GAAP and Non-GAAP Financial Measures

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westports' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Gross margin and Gross margin as percentage of Revenue
(expressed in millions of U.S. dollars)	1Q23		2Q23		3Q23		4Q23		1Q24
Three months ended
Revenue	$ 82.2		$ 85.0		$ 77.4		$ 87.2		$ 77.6
Less: Cost of revenue	68.9		70.6		64.2		79.2		65.9
Gross margin	13.3		14.4		13.2		8.0		11.7
Gross margin %	16.2%		16.9%		17.1%		9.2%		15.1%
EBITDA and Adjusted EBITDA
(expressed in millions of U.S. dollars)		1Q23		2Q23		3Q23		4Q23	1Q24
Three months ended
Loss before income taxes		$ (9.7)		$ (13.0)		$ (12.0)		$ (14.0)	$ (12.9)
Interest expense (income), net		0.4		(0.1)		0.2		(0.2)	0.5
Depreciation and amortization		3.0		3.0		3.2		3.3	3.2
EBITDA		(6.3)		(10.1)		(8.6)		(10.9)	(9.2)
Stock based compensation		0.7		0.8		(0.3)		1.4	0.3
Unrealized foreign exchange (gain) loss		1.1		2.4		1.4		(0.9)	1.8
Loss on extinguishment of royalty payable		—		2.9		—		—	—
Severance costs		—		—		4.5		—	0.5
Impairment of long-term investments		—		—		—		0.4	—
Adjusted EBITDA		$ (4.5)		$ (4.0)		$ (3.0)		$ (10.0)	$ (6.6)

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) March 31, 2024 and December 31, 2023
	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$ 43,902	$ 54,853
Accounts receivable	87,629	88,077
Inventories	58,060	67,530
Prepaid expenses	6,624	6,323
Assets held for sale	48,468	—
Total current assets	244,683	216,783
Long-term investments	5,043	4,792
Property, plant and equipment	37,108	69,489
Operating lease right-of-use assets	21,701	22,877
Intangible assets	6,379	6,822
Deferred income tax assets	11,094	11,554
Goodwill	2,994	3,066
Other long-term assets	9,765	20,365
Total assets	$ 338,767	$ 355,748
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$ 99,038	$ 95,374
Current portion of operating lease liabilities	2,590	3,307
Short-term debt	8,614	15,156
Current portion of long-term debt	14,462	14,108
Current portion of warranty liability	4,434	6,892
Liabilities held for sale	4,078	—
Total current liabilities	133,216	134,837
Long-term operating lease liabilities	18,914	19,300
Long-term debt	30,355	30,957
Warranty liability	1,285	1,614
Deferred income tax liabilities	3,332	3,477
Other long-term liabilities	4,964	5,115
Total liabilities	192,066	195,300
Shareholders' equity:
Share capital:
Unlimited common and preferred shares, no par value
17,223,154 (2023 - 17,174,502) common shares issued and outstanding	1,245,408	1,244,539
Other equity instruments	9,134	9,672
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,088,082)	(1,074,434)
Accumulated other comprehensive loss	(31,275)	(30,845)
Total shareholders' equity	146,701	160,448
Total liabilities and shareholders' equity	$ 338,767	$ 355,748

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2024 and 2023
	Three months ended March 31,
	2024	2023
Revenue	$ 77,574	$ 82,240
Cost of revenue and expenses:
Cost of revenue	65,851	68,879
Research and development	7,693	7,263
General and administrative	10,353	9,768
Sales and marketing	3,287	3,649
Foreign exchange loss	1,820	1,076
Depreciation and amortization	1,043	1,037
	90,047	91,672
Loss from operations	(12,473)	(9,432)

Income from investments accounted for by the equity method	31	129
Gain on sale of investment	—	—
Interest on long-term debt and accretion on royalty payable	(812)	(847)
Interest and other income, net of bank charges	341	466
Loss before income taxes	(12,913)	(9,684)
Income tax expense	735	944
Net loss for the period	(13,648)	(10,628)
Other comprehensive income (loss):
Cumulative translation adjustment	(430)	1,970
Comprehensive loss	$ (14,078)	$ (8,658)

Loss per share:
Net loss per share - basic and diluted	$ (0.79)	(0.62)
Weighted average common shares outstanding:
Basic and diluted	17,220,540	17,168,578
Diluted	17,220,540	17,168,578

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three months ended March 31, 2024 and 2023
	Three months ended March 31,
	2024	2023
Operating activities:
Net loss for the period	$ (13,648)	$ (10,628)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,247	3,027
Stock-based compensation expense	331	633
Unrealized foreign exchange loss	1,820	1,076
Deferred income tax	(40)	(148)
Income from investments accounted for by the equity method	(31)	(129)
Interest on long-term debt and accretion on royalty payable	22	105
Change in inventory write-downs	413	586
Change in bad debt expense	(121)	84
Other	(248)	—
Changes in operating assets and liabilities:
Accounts receivable	12,526	(1,041)
Inventories	(7,434)	(591)
Prepaid expenses	(400)	(1,684)
Accounts payable and accrued liabilities	4,725	763
Warranty liability	(1,020)	(1,382)
Net cash provided by (used in) operating activities	142	(9,329)
Investing activities:
Purchase of property, plant and equipment	(4,893)	(3,007)
Proceeds on sale of assets	135	98
Net cash used in investing activities	(4,758)	(2,909)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(17,689)	(10,994)
Drawings on operating lines of credit and long-term facilities	11,848	8,251
Net cash used in financing activities	(5,841)	(2,743)
Effect of foreign exchange on cash and cash equivalents	(494)	760
Net decrease in cash and cash equivalents	(10,951)	(14,221)
Cash and cash equivalents, beginning of period (including restricted cash)	54,853	86,184
Cash and cash equivalents, end of period (including restricted cash)	$ 43,902	$ 71,963

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SOURCE Westport Fuel Systems Inc.

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%CIK: 0001370416

For further information: Investor Relations, Westport Fuel Systems, T: +1 604-718-2046

CO: Westport Fuel Systems Inc.

CNW 17:00e 08-MAY-24